UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of

JAPAN BANK FOR INTERNATIONAL COOPERATION

(Name of Registrant)

Date of end of last fiscal year: N/A

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

Noriko Nasu

Chief Representative

Representative Office in New York

Japan Bank for International Cooperation

712 Fifth Avenue 26th Floor

New York, NY 10019 U.S.A.

Copies to:

Garth W. Bray, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York

United States 10004-2498

*	The registrant is filing this document on a voluntary basis.

This document on Form 18-K, including all exhibits thereto, is filed with the Securities and Exchange Commission (the “Commission”) in connection with the offer, issuance and sale by Japan Bank for International Cooperation (“JBIC”) of $2,000,000,000 aggregate principal amount of its 1.125% Guaranteed Bonds Due July 19, 2017 (the “Securities”) and intended to be incorporated by reference into Registration Statement No. 333-182490 (the “Registration Statement”) of the Registrant and Japan filed on July 2, 2012.

Pursuant to the Japan Bank for International Cooperation Act, which was passed into law on April 28, 2011, on April 1, 2012, Japan Finance Corporation (the “Predecessor”) spun off two of its operations: (i) the Japan Bank for International Cooperation Operations (the “JBIC Operations”) and (ii) the Financial Operations for Facilitating Realignment of United States Forces in Japan (the “Financial Operations for Facilitating Realignment of United States Forces in Japan”). Effective the same date, the JBIC Operations and the Financial Operations for Facilitating Realignment of United States Forces in Japan were transferred out of the Predecessor to establish Japan Bank for International Cooperation, a joint-stock corporation wholly owned by the Japanese government. This document on Form 18-K is intended to be, and should be understood as, an amendment to the Predecessor’s From 18-K for the fiscal year ended March 31, 2011 that was filed on September 7, 2011, insofar as such Form 18-K related to the JBIC Operations and the Financial Operations for Facilitating Realignment of United States Forces in Japan. At an appropriate time in the future, JBIC plans to file with the Commission an annual report on Form 18-K for the year ending March 31, 2012, including disclosure regarding the JBIC Operations and the Financial Operations for Facilitating Realignment of United States Forces in Japan for the year ending March 31, 2012.

In connection with the offer, issuance and sale by JBIC of the Securities, JBIC hereby files this document on Form 18-K as follows:

1.	The following exhibits are hereby added to this Form 18-K:

Exhibit Number		Description

5.	A.	Opinion, including consent and address, of Nagashima Ohno & Tsunematsu, Japanese counsel to JBIC and Japan, in respect of the validity of the Securities

	B.	The names and addresses of the Underwriters of the Securities

	C.	Underwriting Agreement relating to the Securities and guarantee thereof

	D.	Fiscal Agency Agreement relating to the Securities and guarantee thereof (with forms of Security and guarantee attached)

	E.	Schedule of expenses incurred or borne by or for the account of JBIC in connection with the sale of the Securities

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 18-K to be signed on its behalf by the undersigned, thereunto duly authorized, at New York, New York on the 12th day of July 2012.

JAPAN BANK FOR INTERNATIONAL COOPERATION

By	/s/ Noriko Nasu
Noriko Nasu Chief Representative Representative Office in New York